SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on May 5, 2017.

By letter dated May 5, 2017, the company reported that as part of the ongoing review of improvements to the Corporate Services Framework Agreement entered with IRSA Inversiones y Representaciones S.A. And IRSA Commercial Properties S.A. on 30 June 2004, as amended by the addenda and agreements dated 23 August 2007, 14 August 2008, 27 November 2009, 12 March 2010, 11 July 2011, 15 October 2012 , November 12, 2013, February 18, 2015 and November 12, 2015 (the "Corporate Services Framework Agreement"), has signed the Ninth Amendment Instrument Agreement to the Corporate Services Framework Agreement with IRSA Inversiones y Representaciones SA And IRSA Commercial Properties S.A.

As a matter of practice, the new amendments were designed to generate a more efficient distribution of corporate resources between the parties and also to continue reducing certain fixed costs of the parties' activities in order to reduce their impact on operating results ..

It should be noted that, without prejudice to the terms of the Corporate Services Framework Contract, the parties retain their independence in relation to the adoption of their strategic and commercial decisions, and also do not impair the effectiveness of internal control systems or the internal and external audit tasks of each of the parties.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  May 5, 2017